Perth, Australia Orbital Engine Corporation Limited Orbital today announced a ratio change in its American Depositary Receipt ADR program, as traded on the New York Stock Exchange. Each ADR, which currently represents 8 underlying ordinary shares, will, in the future, represent 40 ordinary shares. The effective date for this change will be the close of business in the US on 8 May 2003, with trading of the revised ADRs on the New York Stock Exchange commencing on 9 May 2003. Orbitals depositary, The
Bank of New York, will coordinate the issue of the revised ADRs. ADR holders who have any questions regarding this change should contact The Bank of New York Investor Relations Department at P.O. Box 11258, Church Street Station, New York, NY 10286-1258 or on Toll Free Tel number (for domestic callers), 1-888-BNY-ADRs or International on, 610-312-5315.

The ratio change has been made to comply with New York Stock Exchanges continued listing standards that require securities to trade at a price of not less than USD1.00. The new ratio will provide 5 times as many ordinary shares underlying each ADR, thereby ensuring that this listing standard is comfortably satisfied. The ratio change will position the future ADR price in an optimum trading range and reduce shareholder transaction costs.

Other than a revised ordinary share to ADR ratio this change has no impact commercially or otherwise on the Company.
The number of ordinary shares on issue remains unaltered.


A brief update of the Companys commercial activities is as follows

Motorcycle

In February 2003, Orbital announced a Technology Cooperation Agreement TCA granting rights to UCAL for the manufacture and supply of certain components for Orbitals OCP direct injection fuel system for the Indian motorcycle and 3 wheeler market. This arrangement was conditional upon Indian government approval and we are pleased to announce that approval was granted on 5 May 2003.

Stringent emissions standards will apply in India in 2005 and further strengthen in 2008. OCP Direct Injection is a proven cost effective solution enabling 2 stroke motorcycles to meet stringent emissions requirements. OCP also provides significant improvements in fuel economy, a critical factor in India. India produces over 4 million motorcycles and 3 wheelers each year.

Orbital and UCAL continue to work closely on advanced engineering programs with several Indian motorcycle manufacturers progressing product decisions leading up to meeting these emissions deadlines. UCAL anticipate securing their first commercial production commitment in the very near future.

In 2002, Peugeot and Piaggio successfully launched their first DI products in the European motorcycle market.
Both customers are now gearing up for increased volume this northern hemisphere summer on the back of 2002 launch volumes. In addition, Peugeot have this month released their TLDI Jet Force engines incorporating OCP technology which together with anticipated market release by Piaggio and existing models by Aprilia will make a total of 8 scooter models in Europe using Orbital technology. Italy, one of the key European markets, has shown an upswing in the 50cc scooter market in the 1st quarter of this calendar year.

Marine

Mercury Marine continues to roll out further Optimax products with the release this month of the 115 horsepower model of Mercurys 1.5 litre Optimax family. This engine is the first of a range of 3 cylinder engines, which will be available with Orbital technology. Mercury has also announced that 90 and 75 horsepower versions of this engine will be released later this year taking the total
Optimax range to 9 engines.

The release of this engine is a milestone as it is the first 3 cylinder Optimax engine released by Mercury following successful roll out and adoption of the 6 cylinder range of Optimax engines.

Automotive

At this time there is no OEM commitment to production using OCP technology. However we continue to work with a number of OEMs on advanced engineering programs and the automotive industry has acknowledged in the public arena that OCP is one of two viable technologies capable of being adopted by the industry over time.

In establishing the final timetable for adoption OEMs will take into consideration cost, anticipated benefits and the legislative environment.

Synerject

In January 2003 Orbital announced a major restructure of Synerject, its joint venture with SiemensVDO Automotive, together with long term refinancing of Synerjects loan arrangements. During the last 3 months the restructure, which has involved the expansion of business activity in the marine and recreation, and motorcycle areas, has been put in place and Synerject is now supplying a larger customer base with an increased product range. Synerject continues to be both profitable and cashflow positive and is now a significant supplier in the non automotive sector with excellent growth potential.



ends

Orbital is a leading international developer of engine technologies using direct in cylinder fuel injection and lean burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive,marine,recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange
(OE) as well as the Berlin (ORE) and Frankfurt
(OREA) Exchanges.

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Peter Cook
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668